Mobilepro Corp.
401 Professional Drive, Suite 128
Gaithersburg, MD 20879

June 24, 2009

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	Mobilepro Corp. Supplemental Comment Letter dated June 23, 2009
Form 10-K for the fiscal year ended March 31, 2008
Filed June 27, 2008
Form 10Q for the quarter ended September 30, 2008
Filed November 14, 2008
File No. 0-51010

Dear Mr. Spirgel:

We have received your supplemental comment letter dated June 23, 2009 which sets forth your additional comments regarding our letter dated June 15, 2009. Our previous letters dated June 15, 2009, April 3, 2009 and February 27, 2009 were filed in response to your original comment letter dated January 22, 2009 as well as your subsequent supplemental comment letters issued in response thereto. We plan to incorporate the suggested disclosures regarding goodwill impairment set forth in your comment letter dated June 23, 2009 in our next annual report on Form 10K that we expect to file with the Commission on or before June 29, 2009.

Please let us know if you have any further questions. I can be reached at 216-986-2745.

Sincerely,

/s/ Donald Paliwoda

Donald Paliwoda
Chief Accounting Officer